MAITLAND & COMPANY

Barristers and Solicitors

700 - 625 Howe Street

     Telephone:  (604) 681-7474

Vancouver, B.C.

      Facsimile:  (604) 681-3896

V6C 2T6

 e-mail:  seifert@maitland.com

_____________________________________________________________________________________

File: 05023

May 24, 2006

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attention:

Larry Spirgel, Assistant Director

Dear Sirs:

Re:

Cliff Rock Resources Corp. (the “Company”)

Registration Statement on Form SB-2

Filed January 18, 2006

File Number: 333-131081

We are Canadian counsel for the Company, and represent it for the purposes of this filing.

Enclosed is a revised Form SB-2 with the changes made to our April 21, 2006 submission, blacklined for your convenience.  The clean revised document has been filed on EDGAR, along with a blacklined copy and a copy of this response letter.

The audited financial statements to September 30, 2005 now also contain unaudited financial information to March 31, 2006.  These updates to the financial information have been made throughout the SB-2.  The amended financial statements are contained in the SB-2.  In addition, some of the information in the SB-2 has been updated to May 15, 2006.

We have the following responses to your letter of May 4, 2006 which was addressed to the Company.  The page references are based on the blacklined copy.

General

1.

The registration statement number has been included on the cover page.  The tag line at the top of each page has been removed.  In addition, the cover page now shows “Amendment No. 2”.

Prospectus Cover Page

2.

Revisions have been made throughout the document with regard to market makers, the requirements for quotation on the OTCBB, and the timing of the application, etc.  We have also removed any implication that the OTCBB is an exchange.  See cover and pages 2, 5, 6, 9, and 22.

Summary Information and Risk Factors

We have defined “exploration” on pages 2, 3, 14 and 20.

Description of Business

Acquisition, Description and Location of the IQUE Claim

4.

We have expanded the disclosure with more details regarding the property acquisition.  See pages 14 and 15.

Geological Exploration Program in General

5.

The requested explanation regarding the delay in work on the property has been added.  See page 16.

Recent Exploration Work

6.

We have removed the wording “. . .it is assumed that numerous companies have been engaged in prospecting and preliminary geological inspection of the region, although” under this heading.  See page 17.  See page 16 of the report (the last paragraph under the heading “Geological Exploration Program in General”) which sets out all of the material available to Mr. Timmins in preparing his report.

Plan of Operations

7.

We refer you to Note 5(d) of the financial statements.  The $3,750 was receivable at December 31, 2005.  We also refer you to page 6 of the SB-2 which lists the 10 selling shareholders who each purchased 750,000 shares at $0.005 per share.  The $3,750 you are querying were part of this placement.

Results of Operations

8.

The dates have been amended.  See page 21.

Part II

Undertakings

26.

The new undertakings are now contained in the document.

Signatures

27.

The signature pages have been corrected.

Also please note amendments under Item 18 Description of Property regarding the Company’s business premises.

We have also updated all monetary conversion figures throughout the document and updated, where appropriate, financial information to March 31, 2006.

We trust the above, when read with the amended Form SB-2, satisfactorily responds to your comments.

Yours very truly,

MAITLAND & COMPANY

   “Michael Seifert”

Michael Seifert

encls.